As filed with the U.S. Securities and Exchange Commission on July 11, 2011

File Nos. 333-92935 and 811-09729

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Post-Effective Amendment No. 557	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 557	☒

(Check appropriate box or boxes)

iShares Trust

(Exact Name of Registrant as Specified in Charter)

c/o State Street Bank and Trust Company

200 Clarendon Street

Boston, MA 02116

(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code: (415) 597-2000

The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

(Name and Address of Agent for Service)

With Copies to:

MARGERY K. NEALE, ESQ.	BENJAMIN J. HASKIN, ESQ.	ANDREW JOSEF, ESQ.
WILLKIE FARR & GALLAGHER LLP	WILLKIE FARR & GALLAGHER LLP	BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.
787 SEVENTH AVENUE	1875 K STREET, NW	400 HOWARD STREET
NEW YORK, NY 10019-6099	WASHINGTON, DC 20006-1238	SAN FRANCISCO, CA 94105

Explanatory Note

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.

2.	Explanatory Note

3.	Part C to the Registration Statement (including signature page) and certain exhibits to the Registration Statement.

This Post-Effective Amendment is being filed solely for the purpose of filing exhibits to the Registration Statement on Form N-1A. Parts A and B of Post-Effective Amendment No.521 to the Registration Statement on Form N-1A filed on April 11, 2011 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, are incorporated by reference herein.

iShares Trust

File Nos. 333-92935 and 811-09729

Part C

Other Information

Item 28. Exhibits:

PEA # 557

Exhibit Number	Description
(a)	Amended and Restated Agreement and Declaration of Trust, dated September 17, 2009, is incorporated herein by reference to Post-Effective Amendment No. 303, filed October 16, 2009 (“PEA No. 303”).

(a.1)	Restated Certificate of Trust, dated September 13, 2006, is incorporated herein by reference to Post-Effective Amendment No. 53, filed September 18, 2006.

(b)	Amended and Restated By-Laws, dated April 20, 2010, is incorporated herein by reference to Post-Effective Amendment No. 418, filed May 3, 2010 (“PEA No. 418”).

(c)	Article II of the Amended and Restated Agreement and Declaration of Trust is incorporated herein by reference to Exhibit (a) to PEA No. 303.

(d.1)	Investment Advisory Agreement, dated December 1, 2009, between the Trust and BlackRock Fund Advisors (“BFA”) is incorporated herein by reference to Post-Effective Amendment No. 354, filed December 28, 2009 (“PEA No. 354”).

(d.2)	Schedule A to the Investment Advisory Agreement between the Trust and BFA is filed herein.

(d.3)	Schedule A to the Investment Advisory Agreement between iShares, Inc. and BFA is incorporated herein by reference to Post-Effective Amendment No. 512, filed March 23, 2011 (“PEA No. 512”).

(d.4)	Schedule A to the Investment Advisory Agreement between iShares MSCI Russia Capped Index Fund, Inc. and BFA is incorporated herein by reference to PEA No. 512.

(d.5)	Master Advisory Fee Waiver Agreement, dated December 1, 2010, between the Trust and BFA is incorporated herein by reference to PEA No. 512.

(d.6)	Schedule A, dated December 2, 2010, to the Master Advisory Fee Waiver Agreement is incorporated herein by reference to PEA No. 512.

(d.7)	Form of Participation Agreement is incorporated herein by reference to PEA No. 512.

(d.8)	Sub-Advisory Agreement, dated December 1, 2010, between BFA and BlackRock International Limited is incorporated herein by reference to Post-Effective Amendment No. 529, filed April 21, 2011.

(e.1)	Distribution Agreement, dated April 25, 2000, between the Trust and SEI Investments Distribution Company (“SEI”) is incorporated herein by reference to Post-Effective Amendment No. 2, filed May 12, 2000 (“PEA No. 2”).

(e.2)	Exhibit A to the Distribution Agreement between the Trust and SEI is filed herein.

(f)	Not applicable.

(g.1)	Custodian Agreement, dated April 25, 2000, between the Trust and Investors Bank & Trust Company (“IBT”)[1] is incorporated herein by reference to PEA No. 2.

(g.2)	Amendment, dated December 31, 2002, to the Custodian Agreement is incorporated herein by reference to Post-Effective Amendment No. 45, filed June 28, 2006 (“PEA No. 45”).

(g.3)	Amendment, dated May 21, 2002, to the Custodian Agreement is incorporated herein by reference to PEA No. 45.

(g.4)	Amendment, dated January 1, 2006, to the Custodian Agreement is incorporated herein by reference to PEA No. 45.

(g.5)	Appendix A to the Custodian Agreement is filed herein.

(h.1)	Amended and Restated Securities Lending Agency Agreement, dated October 15, 2010, among the Trust, iShares, Inc., iShares MSCI Russia Capped Index Fund Inc., iShares MSCI Emerging Markets Small Cap Index Fund Inc. and BlackRock Institutional Trust Company, N.A. (“BTC”)[2] is incorporated herein by reference to Post-Effective Amendment No. 483, filed November 23, 2010 (“PEA No. 483”).

(h.2)	Schedule A to Amended and Restated Securities Lending Agency Agreement is filed herein.

(h.3)	Form of Master Securities Loan Agreement (including forms of Annexes, Schedule and Appendix thereto) is incorporated herein by reference to Post-Effective Amendment No. 369, filed January 22, 2010.

(h.4)	Delegation Agreement, dated April 25, 2000, between the Trust and IBT[1] is incorporated herein by reference to Exhibit (g.3) to PEA No. 2.

(h.5)	Administration Agreement, dated April 25, 2000, between the Trust and IBT[1] is incorporated herein by reference to Exhibit (h.1) to PEA No. 2.

(h.6)	Amendment, dated May 21, 2002, to the Administration Agreement is incorporated herein by reference to Exhibit (h.6) to PEA No. 45.

(h.7)	Amendment, dated January 1, 2006, to the Administration Agreement is incorporated herein by reference to Exhibit (h.7) to PEA No. 45.

(h.8)	Amendment, dated January 1, 2007, to the Administration Agreement is incorporated herein by reference to Exhibit (h.8) to Post-Effective Amendment No. 75, filed March 26, 2007.

(h.9)	Appendix A to the Administration Agreement is filed herein.

(h.10)	Transfer Agency and Service Agreement, dated April 25, 2000, between the Trust and IBT[1] is incorporated herein by reference to Exhibit (h.2) to PEA No. 2.

(h.11)	Amendment, dated May 21, 2002, to the Transfer Agency and Service Agreement is incorporated herein by reference to PEA No. 45.

(h.12)	Amendment, dated August 18, 2004, to the Transfer Agency and Service Agreement is incorporated herein by reference to PEA No. 45.

(h.13)	Amendment, dated January 1, 2006, to the Transfer Agency and Service Agreement is incorporated herein by reference to PEA No. 45.

(h.14)	Appendix A to the Transfer Agency and Service Agreement is filed herein.

(h.15)	Sublicense Agreement, dated April 25, 2000, between BTC[2] and the Trust for iShares S&P Funds is incorporated herein by reference to Exhibit (h.3.i) to PEA No. 2.

(h.16)	Amendment to Sublicense Agreement between BTC[2] and the Trust for the iShares S&P Funds is incorporated herein by reference to Post-Effective Amendment No. 459, filed July 29, 2010 (“PEA No. 459”).

(h.17)	Sublicense Agreement, dated April 25, 2000, between BTC[2] and the Trust for iShares Dow Jones Funds is incorporated herein by reference to Exhibit (h.7) to Post-Effective Amendment No. 37, filed June 6, 2005 (“PEA No. 37”).

(h.18)	Exhibit A to the Sublicense Agreement, dated April 1, 2006, between BTC[2] and the Trust for iShares Dow Jones Funds is incorporated herein by reference to Exhibit (h.8) to Post-Effective Amendment No. 43, filed April 17, 2006.

(h.19)	Sublicense Agreement between BTC[2] and the Trust for iShares Dow Jones Funds to be filed by amendment.

(h.20)	Sublicense Agreement, dated April 25, 2000, between BTC[2] and the Trust for iShares Russell Funds is incorporated herein by reference to Exhibit (h.8) to PEA No. 37.

(h.21)	Amendment to Sublicense Agreement between BTC[2] and the Trust for iShares Russell Funds is incorporated herein by reference to PEA No. 459.

(h.22)	Sublicense Agreement between BTC[2] and the Trust for the iShares MSCI Funds is incorporated herein by reference to Exhibit (h.9) to Post-Effective Amendment No. 10, filed June 1, 2001.

(h.23)	Amendment to Sublicense Agreement between BTC[2] and the Trust for the iShares MSCI Funds is incorporated herein by reference to Post-Effective Amendment No. 491, filed December 17, 2010 (“PEA No. 491”).

(h.24)	Sublicense Agreement between BTC[2] and the Trust for iShares Nasdaq Biotechnology Index Fund is incorporated herein by reference to Exhibit (h.10) to Post-Effective Amendment No. 13, filed July 31, 2001.

(h.25)	Sublicense Agreement, dated June 1, 2002, between BTC[2] and the Trust for Barclays Capital Funds is incorporated herein by reference to Exhibit (h.12) to Post-Effective Amendment No. 16, filed July 31, 2002.

(h.26)	Sublicense Agreement, dated October 30, 2007, between BTC[2] and the Trust for iShares iBoxx $ High Yield Corporate Bond Fund and iShares iBoxx $ Investment Grade Corporate Bond Fund is incorporated herein by reference to Exhibit (h.24) to Post-Effective Amendment No. 114, filed November 9, 2007 (“PEA No. 114”).

(h.27)	Sublicense Agreement, dated January 1, 2001, between BTC[2] and the Trust for iShares Cohen & Steers Realty Majors Index Fund is incorporated herein by reference to Exhibit (h.15) to PEA No. 37.

(h.28)	Sublicense Agreement, dated October 1, 2003, between BTC[2] and the Trust for iShares Dow Jones Transportation Average Index Fund and iShares Dow Jones Select Dividend Index Fund is incorporated herein by reference to Exhibit (h.17) to PEA No. 37.

(h.29)	Sublicense Agreement, dated March 4, 2004, between BTC[2] and the Trust for iShares NYSE 100 Index Fund and iShares NYSE Composite Index Fund is incorporated herein by reference to Exhibit (h.19) to PEA No. 37.

(h.30)	Sublicense Agreement, dated March 1, 2004, between BTC[2] and the Trust for iShares FTSE/Xinhua China 25 Index Fund is incorporated herein by reference to Exhibit (h.20) to PEA No. 37.

(h.31)	Sublicense Agreement, dated April 1, 2004, between BTC[2] and the Trust for iShares Morningstar Funds is incorporated herein by reference to Exhibit (h.21) to PEA No. 37.

(h.32)	Sublicense Agreement, dated September 16, 2004, between BTC[2] and the Trust for iShares KLD Select SocialSM Index Fund is incorporated herein by reference to Exhibit (h.22) to PEA No. 37.

(h.33)	Exhibit A to the Sublicense Agreement between BTC[2] and the Trust for iShares KLD 400 Social Index Fund is incorporated herein by reference to Exhibit (h.31) to PEA No. 114.

(h.34)	Amendment to Sublicense Agreement between BTC[2] and the Trust for iShares Barclays Capital Funds is incorporated herein by reference to PEA No. 491.

(h.35)	Exhibit A to the Sublicense Agreement between BTC[2] and the Trust for iShares Dow Jones EPAC Select Dividend Index Fund is incorporated herein by reference to Exhibit (h.38) to Post-Effective Amendment No. 93, filed July 30, 2007.

(h.36)	Sublicense Agreement, dated October 30, 2007, between BTC[2] and the Trust for FTSE/NAREIT Funds is incorporated herein by reference to Exhibit (h.35) to PEA No. 114.

(h.37)	Amendment to Sublicense Agreement between BTC[2] and the Trust for FTSE/NAREIT Funds to be filed by amendment.

(h.38)	Sublicense Agreement, dated September 19, 2007, between BTC[2] and the Trust for iShares JPMorgan USD Emerging Markets Bond Fund is incorporated herein by reference to Exhibit (h.38) to Post-Effective Amendment No. 101, filed September 27, 2007.

(h.39)	Sublicense Agreement, dated December 8, 2009, between BTC and the Trust for BofA Merrill Lynch Funds is incorporated herein by reference to Post-Effective Amendment No. 444, filed June 28, 2010 (“PEA No. 444”).

(h.40)	Amendment to Sublicense Agreement between BTC and the Trust for BofA Merrill Lynch Funds is incorporated herein by reference to PEA No. 537.

(i)	Legal Opinion and Consent of Richards, Layton & Finger P.A. is filed herein.

(j)	Consent of independent registered public accounting firm to be filed by amendment.

(k)	Not applicable.

(l.1)	Subscription Agreement, dated April 20, 2000, between the Trust and SEI is incorporated herein by reference to PEA No. 2.

(l.2)	Letter of Representations, dated April 14, 2000, between the Trust and Depository Trust Company is incorporated herein by reference to PEA No. 2.

(l.3)	Amendment of Letter of Representations between the Trust and Depository Trust Company for iShares Nasdaq Biotechnology Index Fund and iShares Cohen & Steers Realty Majors Index Fund is incorporated herein by reference to Post-Effective Amendment No. 11, filed July 2, 2001.

(m)	Not applicable.

(n)	Not applicable.

(o)	Not applicable.

(p.1)	iShares Trust Code of Ethics for Fund Access Persons is incorporated herein by reference to PEA No. 459.

(p.2)	Advisory Employee Investment Transaction Policy for BlackRock Affiliated Companies is incorporated herein by reference to PEA No. 459.

(p.3)	Code of Ethics for SEI is incorporated herein by reference to PEA No. 512.

(q.1)	Powers of Attorney, each dated May 26, 2010, for Michael A. Latham, Charles A. Hurty, Cecilia H. Herbert, John E. Kerrigan, Robert H. Silver, George G.C. Parker, John E. Martinez, Jack Gee and Robert S. Kapito are incorporated herein by reference to PEA No. 444.

(q.2)	Power of Attorney, dated May 16, 2011, for Madhav V. Rajan is filed herein.

[1]

On July 2, 2007, State Street Corporation acquired Investors Financial Services Corporation, the parent company of IBT, which provides administrative, custodial and transfer agency services for the Trust.

[2]	Prior to December 1, 2009, BTC was known as Barclays Global Investors, N.A.

Item 29. Persons Controlled By or Under Common Control with Registrant:

None.

Item 30. Indemnification:

The Trust (also referred to in this section as the “Fund”) is organized as a Delaware statutory trust and is operated pursuant to an Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) that permits the Trust to indemnify its trustees and officers under certain circumstances. Such indemnification, however, is subject to the limitations imposed by the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940 (the “1940 Act”). The Declaration of Trust provides that officers and trustees of the Trust shall be indemnified by the Trust against liabilities and expenses incurred or paid in connection with any claim, action, suit, or proceedings against them by reason of the fact that they each serve as an officer or trustee of the Trust or as an officer or trustee of another entity at the request of the entity. This indemnification is subject to the following conditions:

(a) no trustee or officer of the Trust is indemnified against any liability to the Trust or its security holders that was the result of any willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office; and

(b) officers and trustees of the Trust are indemnified only for actions taken in good faith that the officers and trustees believed were in or not opposed to the best interests of the Trust.

The Declaration of Trust provides that if indemnification is not ordered by a court, indemnification may be authorized upon determination by shareholders, or by a majority vote of a quorum of the trustees who were not parties to the proceedings or, if this quorum is not obtainable, if directed by a quorum of disinterested trustees, or by independent legal counsel in a written opinion, that the persons to be indemnified have met the applicable standard.

The Amended and Restated By-Laws provides that the Trust may purchase and maintain insurance on behalf of any Covered Person or employee of the Trust, including any Covered Person or employee of the Trust who is or was serving at the request of the Trust as a trustee, officer, or employee of a corporation, partnership, association, joint venture, trust, or other enterprise, against any liability asserted against and incurred by such Covered Person or employee in any such capacity or arising out of his or her status as such, whether or not the trustees would have the power to indemnify him or her against such liability. The Trust may not acquire or obtain a contract for insurance that protects or purports to protect any trustee or officer of the Trust against any liability to the Trust or its Shareholders to which such trustee or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

The Administration Agreement provides that IBT1 shall indemnify and hold the Fund, its Board of Trustees, officers and employees and its agents harmless from and against any and all Claims to the extent any such Claim arises out of the negligent acts or omissions, bad faith, willful misconduct or material breach of the Administration Agreement by IBT1, its officers, directors or employees or any of its agents or subcustodians in connection with the activities undertaken pursuant to the Administration Agreement, provided that IBT’s1 indemnification obligation with respect to the acts or omissions of its subcustodians shall not exceed the indemnification provided by the applicable subcustodian to IBT1.

The Custodian Agreement provides that IBT1 shall indemnify and hold the Fund, its Board of Trustees, officers and employees and its agents harmless from and against any and all Claims to the extent any such Claim arises out of the negligent acts or omissions, bad faith, willful misconduct or material breach of the Custodian Agreement by IBT1, its officers, directors or employees or any of its agents or subcustodians in connection with the activities undertaken pursuant to the Custodian Agreement, provided that IBT’s1 indemnification obligation with respect to the acts or omissions of its subcustodians shall not exceed the indemnification provided by the applicable subcustodian to IBT1.

The Distribution Agreement provides that SEI agrees to indemnify, defend and hold the Fund, its several officers and Board members, and any person who controls the Fund within the meaning of Section 15 of the 1933 Act, free and harmless from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Fund, its officers or Board members, or any such controlling person, may incur under the 1933 Act, the 1940 Act, or under common law or otherwise, but only to the extent that such liability or expense incurred by the Fund, its officers or Board members, or such controlling person resulting from such claims or demands, (a) shall arise out of or be based upon any information, statements or representations made or provided SEI in any sales literature or advertisements, or any Disqualifying Conduct by SEI in connection with the offering and sale of any Shares, (b) shall arise out of or be based upon any untrue, or alleged untrue, statement of a material fact contained in information furnished in writing by SEI to the Fund specifically for use in the Fund’s registration statement and used in the answers to any of the items of the registration statement or in the corresponding statements made in the prospectus or statement of additional information, or shall arise out of or be based upon any omission, or alleged omission, to state a material fact in connection with such information furnished in writing by SEI to the Fund and required to be stated in such answers or necessary to make such information not misleading, (c) arising out of SEI’s breach of any obligation, representation or warranty pursuant to this Agreement, or (d) SEI’s failure to comply in any material respect with applicable securities laws.

The Authorized Participant Agreement provides that the Authorized Participant (the “Participant”) agrees to indemnify and hold harmless the Fund and its respective subsidiaries, affiliates, directors, officers, employees and agents, and each person, if any, who controls such persons within the meaning of Section 15 of the 1933 Act (each an “Indemnified Party”) from and against any loss, liability, cost and expense (including attorneys’ fees) incurred by such Indemnified Party as a result of (i) any breach by the Participant of any provision of the Authorized Participant Agreement that relates to the Participant; (ii) any failure on the part of the Participant to perform any of its obligations set forth in the Authorized Participant Agreement; (iii) any failure by the Participant to comply with applicable laws, including rules and regulations of self-regulatory organizations; or (iv) actions of such Indemnified Party in reliance upon any instructions issued in accordance with Annex II, III or IV (as each may be amended from time to time) of the Authorized Participant Agreement reasonably believed by the distributor and/or the transfer agent to be genuine and to have been given by the Participant.

The Amended and Restated Securities Lending Agency Agreement provides that BTC shall indemnify and hold harmless each client, Lender, its Board of Trustees and its agents and BFA and any investment adviser for the Funds from any and all loss, liability, costs, damages, actions, and claims (“Loss”) to the extent that any such Loss arises out of the material breach of this Agreement by or negligent acts or omissions or willful misconduct of BTC, its officers, directors or employees or any of its agents or subcustodians in connection with the securities lending activities undertaken pursuant to this Agreement, provided that BTC’s indemnification obligation with respect to the acts or omissions of its subcustodians shall not exceed the indemnification provided by the applicable subcustodian to BTC.

Insofar as indemnification for liabilities arising under the 1940 Act may be permitted to directors, officers and controlling persons of the Trust pursuant to foregoing provisions, or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1940 Act and is, therefore, unenforceable. In the event that a claim for Fund expenses incurred or paid by a director, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1940 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser:

[1]

On July 2, 2007, State Street Corporation acquired Investors Financial Services Corporation, the parent company of IBT which provides administrative, custodial and transfer agency services for the Trust.

The Trust is advised by BFA, a wholly-owned subsidiary of BTC, 400 Howard Street, San Francisco, CA 94105. BFA’s business is that of a registered investment adviser to certain open-end, management investment companies and various other institutional investors.

The directors and officers of BFA consist primarily of persons who during the past two years have been active in the investment management business. Each of the directors and executive officers of BFA will also have substantial responsibilities as directors and/or officers of BTC. To the knowledge of the Registrant, except as set forth below, none of the directors or executive officers of BFA is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature.

Name and Position	Principal Business(es) During the Last Two Fiscal Years
Laurence Fink Chairman	Director and Chairman of the Board of Directors of BFA and Chief Executive Officer and Director of BTC, 400 Howard Street, San Francisco, CA 94105

Anne Marie Petach Officer	Chief Financial Officer of BFA and Chief Financial Officer and Cashier of BTC, 400 Howard Street, San Francisco, CA 94105

Charles Hallac Officer	Co-Chief Operating Officer of BFA and BTC, 400 Howard Street, San Francisco, CA 94105

Michael Latham Officer	Co-Chief Operating Officer of BFA and BTC, 400 Howard Street, San Francisco, CA 94105

Susan Wagner Officer	Co-Chief Operating Officer of BFA and BTC, 400 Howard Street, San Francisco, CA 94105

Item 32. Principal Underwriters:

(a)	Furnish the name of each investment company (other than the Registrant) for which each principal underwriter currently distributing the securities of the Registrant also acts as a principal underwriter, distributor or investment adviser.

Registrant’s distributor, SEI also acts as distributor for:

SEI Daily Income Trust
SEI Liquid Asset Trust
SEI Tax Exempt Trust
SEI Institutional Managed Trust
SEI Institutional International Trust
The Advisors’ Inner Circle Fund
The Advisors’ Inner Circle Fund II
Bishop Street Funds
SEI Asset Allocation Trust
SEI Institutional Investments Trust
CNI Charter Funds
iShares, Inc.
iShares MSCI Russia Capped Index Fund, Inc.
Adviser Managed Trust Fund
Causeway Capital Management Trust
BlackRock Funds III
The Arbitrage Funds
ProShares Trust
Community Reinvestment Act Qualified Investment Fund
SEI Alpha Strategy Portfolios, LP
TD Asset Management USA Funds
SEI Structured Credit Fund, LP
Wilshire Mutual Funds, Inc.
Wilshire Variable Insurance Trust
Global X Funds
ProShares Trust II
Faith Shares Trust
Schwab Strategic Trust

RiverPark Funds

SEI provides numerous financial services to investment managers, pension plan sponsors, and bank trust departments. These services include portfolio evaluation, performance measurement and consulting services (“Funds Evaluation”) and automated execution, clearing and settlement of securities transactions (“MarketLink”).

(b)	Furnish the information required by the following table with respect to each director, officer or partner of each principal underwriter named in the answer to Item 25 of Part B. Unless otherwise noted, the principal business address of each director or officer is One Freedom Valley Drive, Oaks, PA 19456.

Name	Position and Office with Underwriter	Positions and Offices with Registrant
William M. Doran	Director	None
Edward D. Loughlin	Director	None
Wayne M. Withrow	Director	None
Kevin Barr	President & Chief Executive Officer	None
Maxine Chou	Chief Financial Officer, Chief Operations Officer & Treasurer	None
John Munch	General Counsel & Secretary	None
Karen LaTourette	Chief Compliance Officer & Asst. Secretary, Anti-Money Laundering
	Officer	None
Mark J. Held	Senior Vice President	None
Lori L. White	Vice President & Assistant Secretary	None
Robert Silvestri	Vice President	None
John Coary	Vice President & Assistant Secretary	None
John Cronin	Vice President	None

(c)	Not applicable.

Item 33. Location of Accounts and Records:

(a)	The Trust maintains accounts, books and other documents required by Section 31(a) of the 1940 Act and the rules there under (collectively, the “Records”) at the offices of State Street Bank and Trust Company (“State Street”), 200 Clarendon Street, Boston, MA 02116.

(b)	BFA maintains all Records relating to its services as investment adviser at 400 Howard Street, San Francisco, CA, 94105.

(c)	SEI maintains all Records relating to its services as distributor at One Freedom Valley Drive, Oaks, PA 19456.

(d)	State Street maintains all Records relating to its services as transfer agent, fund accountant and custodian at 200 Clarendon Street, Boston, MA 02116.

Item 34. Management Services:

Not applicable.

Item 35. Undertakings:

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 557 to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of San Francisco and the State of California on the 11th day of July 2011.

iSHARES TRUST

By:
Michael Latham*
President and Trustee
Date:	July 11, 2011

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 557 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

By:
Michael Latham*
President and Trustee
Date:	July 11, 2011

John E. Martinez*
Trustee
Date:	July 11, 2011

George G. C. Parker*
Trustee
Date:	July 11, 2011

Cecilia H. Herbert*
Trustee

Date:	July 11, 2011
Charles A. Hurty*
Trustee
Date:	July 11, 2011

John E. Kerrigan*
Trustee
Date:	July 11, 2011

Robert H. Silver*
Trustee
Date:	July 11, 2011

Robert S. Kapito*
Trustee
Date:	July 11, 2011

Madhav V. Rajan**
Trustee
Date:	July 11, 2011

/s/ Jack Gee
Jack Gee
Treasurer
Date:	July 11, 2011

/s/ Jack Gee
*,**	By: Jack Gee
Attorney-in-fact
Date:	July 11, 2011

*	Powers of Attorney, each dated May 26, 2010, for Michael A. Latham, Charles A. Hurty, Cecilia H. Herbert, John E. Kerrigan, Robert H. Silver, George G.C. Parker, John E. Martinez and Robert S. Kapito are incorporated herein by reference to PEA No. 444.
**	Power of Attorney, dated May 16, 2011, for Madhav V. Rajan is filed herein.

Exhibit Index

(d.2)	Schedule A to the Investment Advisory Agreement between the Trust and BFA.

(e.2)	Exhibit A to the Distribution Agreement between the Trust and SEI.

(g.5)	Appendix A to the Custodian Agreement.

(h.2)	Schedule A to Amended and Restated Securities Lending Agency Agreement.

(h.9)	Appendix A to the Administration Agreement.

(h.14)	Appendix A to the Transfer Agency and Service Agreement.

(i)	Legal Opinion and Consent of Richards, Layton & Finger P.A.

(q.2)	Power of Attorney for Madhav V. Rajan.